# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC., CIK 0001512499
CUSIP: 535219109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 11 WEST 42ND STREET, SUITE 22 B3, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001246840

## Reporting persons
- EIN MARK: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 3,333,719; shared voting power 0; sole dispositive power 3,333,719; shared dispositive power 0; aggregate amount beneficially owned 3,333,719 (5.1% of the class)
  Comment: (1) The percent ownership calculated is based upon an aggregate of 64,400,000 shares outstanding as of February 3, 2026.
- Capitol Acquisition Management 2 LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 3,005,117; shared voting power 0; sole dispositive power 3,005,117; shared dispositive power 0; aggregate amount beneficially owned 3,005,117 (4.7% of the class)
  Comment: (1) The percent ownership calculated is based upon an aggregate of 64,400,000 shares outstanding as of February 3, 2026.

## Item 1. Issuer
Name of issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC.
Address of issuer's principal executive offices: 11 WEST 42ND STREET, SUITE 22 B3 NEW YORK, NY 10036

## Item 2. Person Filing
Name of person filing: Mark D. Ein and Capitol Acquisition Management 2 LLC
Address of principal business office or, if none, residence: The business address of each of Mr. Ein and Capitol Acquisition Management 2 LLC is c/o Lindblad Expeditions Holdings, Inc., 11 West 42nd Street, Suite 22 B3 New York, NY 10036.
Citizenship: Mr. Ein is a United States citizen. Capitol Acquisition Management 2 LLC is a limited liability company organized and existing under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Leland Investments, Inc., an entity controlled by Mr. Ein, is the sole member of Capitol Acquisition Management 2 LLC. Accordingly, Mr. Ein is deemed to have beneficial ownership of shares held by Capitol Acquisition Management 2 LLC.
Percent of class: 5.1
Sole power to vote or to direct the vote: 3,333,719
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,333,719
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties' Schedule 13G filed January 22, 2014).

## Signatures
- EIN MARK: /s/ EIN MARK, Self (02/17/2026)
- Capitol Acquisition Management 2 LLC: /s/ EIN MARK, President of Leland Investments, Inc. (sole member of Capitol Acquisition Management 2 LLC) (02/17/2026)